SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               Amendment No. 1 to
                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                 PETROGEN CORP.
                                (Name of Issuer)


                        Common Stock -- par value $0.001
                         (Title of Class of Securities)


                                    716487103
                                 (CUSIP Number)


                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 31, 2004
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

___________________

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


________________________________________________________________________________

CUSIP No.   716487103                             Page 2  of 7    Pages
________________________________________________________________________________

1   NAME OF REPORTING PERSON:

    Petrogen International Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
________________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [ ]
________________________________________________________________________________

3   SEC USE ONLY

________________________________________________________________________________

4   SOURCE OF FUNDS

    Contractual Agreement
________________________________________________________________________________

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           [ ]

________________________________________________________________________________

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
________________________________________________________________________________

                          7   SOLE VOTING POWER

                              -0- Shares of Common Stock
        NUMBER OF      _________________________________________________________
          SHARES          8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY             0
           EACH        _________________________________________________________
         REPORTING        9   SOLE DISPOSITIVE POWER
          PERSON
           WITH               -0- Shares of Common Stock
                       _________________________________________________________
                         10   SHARED DISPOSITIVE POWER

                              0
________________________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0- Shares of Common Stock
________________________________________________________________________________

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

________________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
________________________________________________________________________________

14  TYPE OF REPORTING PERSON

    Corporation
________________________________________________________________________________

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Petrogen International Ltd., a corporation organized under the laws of Colorado ("Petrogen International") and its executive officers and directors, as the reporting persons hereunder, relative to the disposition by Petrogen International of certain shares of common stock of Petrogen Corp. Petrogen International has made a previous filing regarding its original acquisition of 1,750,000 shares of restricted common stock on approximately February 13, 2003 on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Petrogen Corp., a Nevada corporation ("Petrogen"). Petrogen maintains its principal executive offices at 3200 Southwest Freeway, Suite 3300, Houston, Texas 77027.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Petrogen International Ltd., a corporation organized under the laws of Colorado, and its executive officers and directors as follows: (i) Sacha H. Spindler, president and chief executive officer; (ii)
L. William Kerrigan, vice president; and (iii) Echart E. H. Spindler, secretary/treasurer. The principal business and office of Petrogen International and its executive officers and directors is 3200 Southwest Freeway, Suite 3300, Houston, Texas 77027.

     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of Petrogen International (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

________________________________________________________________________________

                          Position with
       Name           Petrogen International  Business Address

Sacha H. Spindler      President/CEO and      3200 SW Freeway
                       a director             Suite 3300
                                              Houston, TX 77027

L. William Kerrigan    Vice President         3200 SW Freeway
                       and a director         Suite 3300
                                              Houston, TX 77027

Eckart Spindler        Secretary/Treasurer    3200 SW Freeway
                       and a director         Suite 3300
                                              Houston, TX 77027
________________________________________________________________________________

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 31, 2004, Petrogen International distributed 1,750,000 shares of common stock of Petrogen Corp. it held of record to its shareholders on a pro-rata basis. Petrogent International previously acquired the 1,740,000 shares of common stock pursuant to a share exchange agreement among Petrogen, Petrogen Inc., and the shareholders of Petrogen Inc. dated October 9, 2002 and effective February 12, 2003 (the "Share Exchange Agreement"). In connection therewith, 1,750,000 shares of restricted common stock of Petrogen were issued to Petrogen International. The consideration for the previous acquisition of securities of Petrogen was the exchange of shares of common stock in Petrogen Inc. held by Petrogen International for the shares of common stock of Petrogen.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of distributing to its shareholders the shares of common stock of Petrogen held of record by Petrogen International.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on July 31, 2004, Petrogen International beneficially owned -0- shares of Petrogen's common stock.

          (b) As of July 31, 2004, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Petrogen equity securities, other than the disposition by Petrogen International disclosed above, have been engaged in by Petrogen International, or by any associates of said party, nor does the said party have any right to acquire such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) None.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           PETROGEN INTERNATIONAL LTD.


Date: February 28, 2005                    By:__________________________________
                                              Sacha H. Spindler, President


Date: February 28, 2005                       __________________________________
                                              Sacha H. Spindler, individually


Date: February 28, 2005                       __________________________________
                                              L. William Kerrigan, individually


Date: February 28, 2005                       __________________________________
                                              Eckart E.H. Spindler, individually